NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 5, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 24, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Etablissements Delhaize Freres et Cie 'Le Lion' S.A. ('Delhaize') and Koninklijke Ahold Delhaize N.V. ('Ahold') became effective on July 24, 2016. Each American Deopositary Share (Each representing 1/4 of an Ordinary Shares) of Delhaize will be canceled in exchange for the right of the holder to receive, at its election: an amount of American Depositary Shares of Ahold equal to the product of (v) the number of Delhaize Ordinary Shares represented by one Delhaize ADS, multiplied by (w) the exchange ratio divided by (x) the number of Ahold Ordinary Shares represented by one Ahold ADS or an amount of Ahold Ordinary Shares equal to the product of (y) the Delhaize ADS ratio multiplied by (z) the exchange ratio. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 25, 2016.